Exhibit 2.3

SYNODON

YEAR ENDED OCTOBER 31 **2014**

MANAGEMENT'S DISCUSSION & ANALYSIS

February 27, 2015

The following discussion of Synodon Inc.’s financial condition and results of operations should be read in conjunction with the audited financial statements and related notes for the year ended October 31, 2014. The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). All dollar amounts referred to in this management’s discussion and analysis (MD&A) are Canadian dollars. Synodon Inc. (“Synodon” or the “Company”) is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Our shares trade on the TSX Venture Exchange under the symbol “SYD”.

Synodon’s board of directors, on the recommendation of the audit committee, approved the content of this MD&A on February 27, 2015.

Additional information about Synodon, including our annual information form, management information circular and quarterly reports, is available on our website at synodon.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes forward-looking statements about Synodon, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, dependent on, or refer to, future events or conditions and include words such as ‘hopes’ ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’ or negative versions thereof, and similar expressions. Statements of this nature are contained in this report, including but not limited to:

●

Business & Strategy – expectations regarding market potential, attractiveness of certain features of the technology to oil and gas pipeline operators and expectations about recurring revenue from repeat customers

●

2014’s Highlights – Synodon’s goals regarding acquiring new customers and continuing to build relationships with existing customers, and expectations regarding the theoretical extrapolation of our April 2014 test results and cost savings from a new STC

●	Financial Highlights – expectations regarding future profitability and regarding future seasonality
●	Gross Margin – expectations regarding future revenue and gross margin
●	Capital Resources & Liquidity – regarding potential sources of funds
●	Risks Related to our Business – expectations regarding certain events

In addition, any statements that may be made concerning future financial performance, ongoing business strategies, goals, objectives or prospects, and possible future action on Synodon’s part, are also forward-looking statements that reflect our beliefs based on information currently available and on assumptions that we believe are reasonable. These assumptions include, but are not limited to, our ability to predict market demand for our products and services. Actual results and developments may differ materially from the results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties which are beyond our control. These include, but are not limited to, general economic conditions, currency fluctuations and changes in the competitive environment that Synodon operates in. For more information, please see the discussion on the principal risks that could affect our results under the section “Risks Related to our Business”, beginning on page 16 of this MD&A. The reader is cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Forward-looking statements are made in this management’s discussion and analysis to describe management’s expectations and assist shareholders in understanding our financial position. Readers are cautioned that the forward-looking statements presented in this MD&A may not be appropriate for other purposes. We are under no obligation (and expressly disclaim any obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise, unless specifically required by applicable securities legislation.

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Business & Strategy

Synodon has developed a proprietary remote gas sensing instrument called realSens™, capable of detecting ground-level hydrocarbon gas occurrences from an aircraft. The instrument is capable of detecting gasses evaporating off of liquid hydrocarbons, thus enabling it to detect both liquid and gas occurrences. realSens™ forms the basis of Synodon’s pipeline integrity management services, which include oil and gas leak detection and several additional services.

MARKET FOCUS

Synodon is currently focused on providing aerial integrity management solutions for oil and gas pipeline operators. There exists a significant market for these products as many of the Company’s solutions are mandated by regulation in North America and elsewhere. In North America there are more than 1.088 million kilometers of oil and gas pipelines that could potentially benefit from Synodon’s services1.

The pipeline industry is highly regulated to ensure the safety of people and the environment. Regulations require regular inspections and audits – including aerial or ground patrols – as part of pipeline monitoring programs2

In fiscal 2014 Synodon surveyed 28,853 kilometers, which is only 2.6% percent of the potential North American market.

TECHNOLOGY

Oil and gas pipeline leak detection forms the core of Synodon’s services and is made possible by the Company’s realSens™ instrument. The underlying technology was originally developed by the Canadian Space Agency and the University of Toronto for an instrument that has been in service on-board NASA’s Terra polar orbiting satellite since 1999. In 2002 Synodon acquired the technology and developed the commercial realSens™ gas sensing instrument. Synodon currently holds 7 patents in the US, Canada and the European Union that cover physical aspects of the instrument, its application for pipeline leak detection and certain proprietary data algorithms.

realSens™ is capable of detecting ground-level hydrocarbon gas occurrences from an aircraft flying at an altitude of up to up to 300 meters (approximately 1,000 feet). The instrument contains a high definition photographic camera, a thermal camera, laser altimeter, GPS/INS system, on-board computer, control unit, power supply and an in-cockpit display system.

A number of features could be attractive to oil and gas pipeline operators:

¡	Inspections can be completed 40 to 60 times faster than ground based foot-patrols using instruments that need to physically encounter hydrocarbon gasses to enable detection (“sniffers”)
¡

The realSens™ instrument’s 60 meter field of view at an altitude of 300 meters allows it to detect leaks over a wider corridor than ground deployed and aerial solutions which employ sniffers and that have to physically make contact with a gas plume.

¡	The instrument’s field of view is also wider than current commercial airborne laser based technologies, thus increasing the probability of leak detection
¡

Post-flight data processing decreases the likelihood of false positives as analysts review each potential leak indication and search for possible sources of the gas signatures other than a pipeline breach

SERVICES

Synodon offers airborne pipeline integrity management services to operators of oil and gas pipelines. These services include:

¡	Leak Detection: the realSens™ instrument is capable of detecting leaks in oil and gas pipelines from an aircraft flying at an altitude of up to 300 meters.
¡

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this

1 According to the Office of Pipeline Health and Safety http://goo.gl/Nylhpl & http://goo.gl/vXMHcj there are 434,000 miles (698,000 kilometers) of underground natural gas and liquid hydrocarbon pipelines in the United States and according to the Canadian Energy Pipeline Association http://www.cepa.com/about-pipelines/types-of-pipelines there are 390,000 kilometers of natural gas and liquid hydrocarbon pipelines in Canada.

2 Maintenance of Canadian pipelines is regulated under the CSA-Z662 Standard while US pipelines fall under the Code of Federal Regulations Title 49 Subchapter D – Pipeline Safety

SYNODON	2014 ANNUAL Management’s Discussion & Analysis	3

service is available in certain areas that makes use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.

¡	Right-of-Way (R0W) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
¡	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
¡	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.
¡	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density.

REVENUE MODEL

Synodon’s current revenue model is to sell oil and gas pipeline integrity services, such as those listed above, based on the capabilities of its realSens™ instrument. To date the Company has not sold any instruments and has concentrated on the provision of services. The Company uses proprietary and patented processing algorithms to analyze the data generated by its realSens™ instrument and does not currently intend to sell any data processing rights or capabilities.

In some instances, due to regulatory necessity, and in other instances as the result of prudence, pipeline operators regularly survey their networks as part of their integrity management program. For Synodon this means potential recurring revenue from repeat customers for so long as the Company can effectively compete with other technologies and service providers.

CLIENT BASE & GEOGRAPHIC REACH

Synodon’s current potential client base consists of North American oil and gas gathering and transmission pipeline operators. The potential market is large relative to Synodon’s existing client base. Synodon has performed pipeline surveys for companies such as Encana Corporation, Suncor Energy Inc. (“Suncor Energy”), Nova Chemical Corporation, Atmos Energy Corporation, Access Midstream Partners, L.P., ATCO Gas and Pipeline Ltd., Keyera Corp. and Enbridge Energy Partners, L.P.

RESEARCH & DEVELOPMENT

All research and development (R&D) costs to date have been expensed. The commercial application of the Company’s realSens™ instrument now qualifies for R&D expenses to be capitalized based on IFRS criteria of technical, market and financial feasibility.

To meet anticipated future demand, the Company has committed to the production of two additional realSens™ instruments totaling $2,104,537 in expected expenditure as at February 27, 2015, with U.S. dollar amounts converted using the October 31, 2014 closing exchange rate of 1.11926.

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2014’s Highlights

Expanded Service Offering

In January 2013 and January 2014, we announced additional integrity management services. In addition to gas and liquid hydrocarbon leak detection, the Company now offers:

¡

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this service is available in certain areas that makes use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.

¡	Right-of-Way (R0W) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.

¡	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.

¡	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.

¡	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density.

These additional services allowed the Company to increase its revenue from certain customers beyond pipeline leak detection and assisted in revenue growth during fiscal 2014.

Successfully Executing our Strategy

At Synodon we strive for repeat business from existing customers. This is very important to us as it demonstrates that our services are valuable to our customers and that we provide those services with the care and diligence that our customers expect from integrity management service providers.

During fiscal 2014 our survey kilometers increased by 200% from the prior fiscal year. The majority of this increase in survey kilometers was due to increases in contracts from existing customers, as shown in the table below. Our goal is to acquire new customers and continue to build on the relationships we have with our existing customers.

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Liquid Hydrocarbon Leak Detection Using realSens™

In fiscal 2013 the realSens™ instrument successfully detected hydrocarbon vapour plumes released from crude oil samples which, along with other tests for pentane, condensate and gasoline, demonstrated that realSens™ is capable of detecting ground-based gas plumes evaporating from liquid hydrocarbon sources.

During October 2014 Synodon and Suncor Energy presented a joint paper at the International Pipeline Conference in Calgary, Alberta describing the ability of our realSens™ instrument to detect gas plumes evaporating from liquid hydrocarbon pools flying at an altitude of approximately 300 meters. The paper was based on a test performed during April 2014 (and announced in a press release on May 8, 2014) during which the realSens™ instrument successfully detected a gas plume originating from a light sweet synthetic crude sample containing approximately a 5% fraction of pentane and lighter hydrocarbon chains (low volatile composition). The gas plumes were detected with 95% reliability for vapour rates of between 0.03 and 0.05 liters per minute, which correlates theoretically to an oil leak of between 5 and 10 barrels per day, or less than 0.005% of the flow rate of a medium sized, 100,000 barrel per day, pipeline. While this was a controlled test with a theoretical extrapolation we believe that it demonstrates the viability of using the realSens™ instrument for early detection of oil pipeline leaks. Subsequent to the controlled test, Suncor Energy contracted the Company to provide leak detection surveys for its oil pipelines in Canada.

FIGURE 1: The image above shows the plume detected on a Western Canadian light sweet synthetic crude sample (OSA).

FAA Flight Certification for Bell 206B

The Federal Aviation Administration (FAA) issued a Supplemental Type Certificate (STC) approving the installation of the Company’s realSens™ instrument on Bell 206B Jet Ranger type helicopters registered and operating in the United States. Synodon already holds an STC for this helicopter in Canada, as well as STC’s in both Canada and United States for the larger Bell 206L Long Ranger. To date, the Company has been operating exclusively with Bell 201L Long Ranger helicopters in the United States. This new STC allows us to optimize the flight plans according to the pipeline network configuration and use the most appropriate helicopter size, which could result in a cost savings.

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Financial Highlights

Annual Financial Data

	Year Ended October 31			2014/13
	2014	2013	2012	% Change
Revenue	$2,084,551	$729,172	$654,649	186%
Net income (loss)	($1,279,092)	($2,003,903)	($1,776,888)	(36)%
Earnings (loss) per share - basic and fully diluted	($0.02)	($0.03)	($0.03)	(33)%
Total assets	$1,708,214	$1,784,716	$1,258,131	(4)%
Long term government liability	$24,955	$0	$0	0%
Shareholders’ equity	$654,440	$1,270,083	$731,383	(48)%
Summary of Quarterly Results
		Three Months Ended
	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Revenue	$1,299,850	$489,872	$190,577	$104,252
Net income (loss)	$474,214	($511,027)	($554,353)	($687,926)
Income (loss) per share	$0.01	($0.01)	($0.01)	($0.01)
Weighted average shares outstanding	84,347,033	82,905,075	82,442,033	82,206,728

		Three Months Ended
	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue	$403,126	$216,469	$8,460	$101,117
Net income (loss)	($554,104)	($506,097)	($443,538)	($500,164)
Income (loss) per share	($0.01)	($0.01)	($0.01)	($0.01)
Weighted average shares outstanding	78,877,711	68,893,436	68,684,784	65,972,194

Note

i)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to rounding and the effect of shares issued during the year on the weighted average number of shares outstanding.

Q4-2014 was the first quarter during which the Company generated positive net income. Management does not expect the Company to generate consistent net income in the near future; however, we remain committed to the goal of generating positive net income on a consistent, annual basis.

There appears to be a seasonality in the Company’s revenue for the past two years as the majority of revenue was generated in the fourth fiscal quarter, followed by the third fiscal quarter, which together made up 82.5% and 85.0% of fiscal 2014’s and 2013’s respective revenues. This seasonality is most likely due to limited market penetration and the small number of existing clients but could also be due to the budget and purchase order cycles of our customers. As the number of repeat customers grows, the apparent seasonality may become less pronounced as it could then be possible to even the workload out over the course of a year. There are weather, logistical and other considerations that may cause some measure of seasonality to persist but currently there is insufficient data to determine the extent, nature and possible causes of such seasonality.

The Company’s services are generally priced based on the number of kilometers or miles to be surveyed. Revenue is recognized on a percentage of completion basis that reflects an estimation of the total labour hours required to complete each contract versus the actual hours spent at the time of reporting. Unbilled revenue represents the revenue recognized on a percentage of completion basis for contracts in process. Unbilled revenue is the revenue recognized on a percentage of completion basis for work in progress.

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Provisions for estimated losses on all incomplete contracts are made in the period in which such losses are determined. The percentage of completion basis requires management to estimate the labour hours needed to complete each contract or work order and therefore it is possible that changes in future conditions could require a material revision of future recognized revenues or losses.

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Results

	Three Months Ended		Year Ended
	31-Oct-14	31-Oct-13	31-Oct-14	31-Oct-13
Total revenue	$1,299,850	$403,126	$2,084,551	$729,172
Cost of goods sold	($310,363.00)	($201,828)	($705,225.00)	($362,483)
Gross margin[1]	$989,487.00	$201,298	$1,379,326.00	$366,689
Research and development costs, net of government assistance	$10,016.00	($84,176)	($385,556.00)	($182,026)
Stock-based compensation expenses	$24,525.00	$0	($111,042.00)	$0
Office and general administrative expenses	($396,561.00)	($287,081)	($1,452,033.00)	($1,234,343)
Sales and marketing expenses	($147,656.00)	($126,715)	($671,121.00)	($681,807)
Bad debt expense	$0.00	($266,306)	$0.00	($266,306)
Other revenue and expenses	($5,597.00)	$8,876	($38,666.00)	($6,110)
Net comprehensive (loss)/income for the period	$474,214	($554,104)	($1,279,092)	($2,003,903)
Earnings (Loss) per share (basic and diluted)	$0.01	($0.01)	($0.02)	($0.03)
Deficit, at end of period	(17,897,928)	($16,618,836)	(17,897,928)	($16,618,836)

Note 1. For a discussion of gross margin, see the heading “Gross Margin” below.

Results of Operations

Net comprehensive income of $474,214 was generated during Q4-2014 compared to a loss of $554,104 in the corresponding period in 2013. For the fiscal year, the net comprehensive loss was $1,279,092 or $0.02 per share, a decrease of 36% from the loss during fiscal 2013 of $2,003,903 or $0.03 per share. The decrease in loss for the year was primarily attributable to increases in revenue and gross margin and decreases in bad debt expense and sales and marketing expenses offset by increases in office and general administrative expenses, research and development costs and other expenses as described in further detail below.

REVENUE

Revenue for the fourth quarter increased 222% to $1,299,850 from to $403,126 in the same period last year. Revenue for the 2014 fiscal year increased 186% to $2,084,551 from $729,172 in fiscal 2013 due to a 170% increase in average survey kilometers per customer and a 6% increase in average revenue per survey kilometer during the year.

GROSS MARGIN

Gross margin is considered to be an additional IFRS measure. It is calculated by subtracting the direct cost of sales from net revenue and is an indication of operational efficiency without taking into account overhead and other costs not specifically related to performing customer surveys. There is no IFRS equivalent to gross margin.

Gross margin can be used to analyze the operational efficiency during a reporting period and to track changes in efficiency over time. This gives management a valuable tool to evaluate the effect of variables that could affect revenue or direct cost of sales.

Direct cost of sales for the purpose of calculating gross margin includes instrument depreciation, supplies, third party costs, helicopter costs as well as internal payroll (including related benefits), travel and any other costs that can be attributed to specific surveys. The first realSens™ instrument was completely expensed and thus no amortization was recorded in fiscal 2014.

Gross margin in Q4-2014 was $989,487 compared to $201,298 in the same period last year. Gross margin for the 2014 fiscal year was $1,379,326, an increase of 276% over fiscal 2013’s gross margin of $366,689. There are several components to the increase in gross margin during 2014.

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Additional services were introduced during 2013 and 2014 that increased revenue relative to direct cost of sales. During 2014 all surveys in Canada were performed on a smaller, more efficient helicopter and experience gained during the past several years contributed to better flight planning and more rapid data analysis.

Another contribution to the increase in gross margin was the increased volume of work completed in Q4-2014. This was the first quarter in the history of the Company during which logistical and operational efficiencies were possible. In the past, the sparse workload forced the Company to incur and absorb mobilization and other costs associated with underutilization of equipment and personnel.

The revenue and gross margin achieved during Q4-2014 may not be repeated in the near future although it is an indication of the potential that exists.

Expenses

RESEARCH & DEVELOPMENT EXPENSES

	Three Months Ended				Year Ended
	31-Oct-14%		31-Oct-13		31-Oct-14%		31-Oct-13%
Wages and benefits	$15,104	(151%)	$55,198	66%	$245,916	64%	$292,574	161%
Subcontractors and materials	$7,434	(74%)	$11,943	14%	$54,198	14%	$73,254	40%
Maintenance	$94	(1%)	$387	0%	$14,371	4%	$8,496	5%
Gross R&D costs	$22,632	(226%)	$67,528	80%	$314,485	82%	$374,324	206%
IERD repayments	$16,535	(165%)	$8,446	10%	$79,077	21%	$22,065	12%
AVAC repayments	$8,268	(83%)	$3,896	5%	$39,539	10%	$10,496	6%
TECTERRA repayments	$8,046	(80%)	$4,306	5%	$29,535	8%	$4,306	2%
Less
Alberta Ingenuity/NSERC funding	($13,750)	137%	$0	0%	($25,333)	(7%)	$0	0%
TECTERRA	$0	0%	$0	0%	$0	0%	($26,408)	(15)%
SRED funding	($51,747)	517%	$0	0%	($51,747)	(13%)	($202,757)	(111)%
R&D costs, net	($10,016)	100%	$84,176	100%	$385,556	100%	$182,026	100%

In Q4-2014, gross research and development costs incurred were $22,631 compared to $67,528 in Q4-2013. For the 2014 fiscal year gross research and development costs were $314,485 compared to $374,324 in fiscal 2013. Portions of these expenses are recovered through government assistance as described below.

Gross research and development costs were comprised mainly of wages and benefits paid to employees and payments to third party subcontractors for materials and labour.

Wages and benefits costs decreased 265% to $15,104 in Q4-2014 and 16% to $245,916 for the 2014 fiscal year as a result of more employee time spent on operational activities.

Subcontractors and materials costs decreased by $4,509 in Q4-2014 and $19,056 in fiscal 2014. The decrease for the 2014 fiscal year was due to flight certification costs incurred in 2013 for the use of a more cost efficient helicopter.

Research and development costs, net of these government contributions, represented a recovery of $10,016 in Q4-2014 compared to an $84,176 expense in Q4-2013. For the fiscal 2014 year the net costs were $385,556 compared to $182,026 for fiscal 2013. The large increase was due to the effect of government assistance received in 2013 and government assistance repaid in 2014.

Repayment of government assistance increased as a result of the increase in revenues recognized during Q4-2014 and fiscal 2014 relative to Q4-2013 and fiscal 2013 respectively.

Recoveries of Research and Development Expenses

Synodon previously received R&D funding from TECTERRA, AVAC and IERD, which is repayable once certain conditions are met.

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Although repayments under these programs were made in fiscal 2014, significant uncertainty surrounding the likelihood and timing of future repayments remain. As such, future repayments are treated as contingent liabilities until management can make a reliable estimate of the related liabilities. Based on signed customer contracts the following amounts have been recorded as liabilities: IERD - $50,434, TECTERRA - $22,522 and AVAC - $25,217.

TECTERRA Inc.

On April 4, 2012, TECTERRA Inc. committed funds to develop zone classification capability for the realSens™ instrument and the Company received $130,535 when the project was completed in April 2014.

The funding is interest free and repayable based on the commercial success of the project. The Company makes quarterly payments to TECTERRA equal to the lesser of 20% of the funding received, or 25% of the gross revenue accrued from the sale of the zone classification service. Shortfalls are cumulative in nature and are carried forward until all amounts owing to TECTERRA under this repayment method have been paid in full.

$8,046 was expensed in Q4-2014 (Q4-2013: $4,306) and $29,535 during the 2014 fiscal year (2013: $4,306).

Repayment of government assistance earned by TECTERRA in total as at October 31, 2014 was $33,841.

Government of Alberta

On June 9, 2014, the Company was awarded a two-year grant through the Alberta Innovates Technology Futures program designed to help bring technical solutions to commercialization. The grant of $124,000 has two components: The first is $110,000 to be paid in 24 monthly instalments and the second is $7,000 to be paid annually on June 1, 2014 and 2015.

$13,750 was recorded in Q4-2014 (Q4-2013: $nil) and $25,333 during the 2014 fiscal year (2013: $nil).

AVAC funding

On December 18, 2008, AVAC Ltd., through its Capacity Builder program, committed funding to the realSens™ project. $1,144,000 was received from AVAC subject to 20% annual compound interest up to a maximum of $2,288,000. The funds are repayable by way of a royalty based on 1.5% of revenue beginning in October 2009. AVAC was granted a first priority General Security Agreement on all of Synodon’s assets in consideration of the funding.

$8,268 was expensed for AVAC royalties during Q4-2014 (Q4-2013: $3,896) and $39,539 during the 2014 fiscal year (2013: $10,496).

Repayment of government assistance earned by AVAC in total as at October 31, 2014 was $73,887.

IERD funding

In 2004, the Company qualified for funding under the Industry Energy Research and Development Program (IERD). IERD advanced an amount equal to 28% of eligible costs incurred, up to a maximum of $600,000 to Synodon. The advances are interest free and repayable as to 3% of revenue earned in connection with the project. The project was completed during fiscal 2010 and Synodon received $586,437.

$16,535 in royalties was expensed in Q4-2014 (Q4-2013: $8,446) and $79,077 during the 2014 fiscal year (2013: $22,065).

Repayment of government assistance earned by IERD in total as at October 31, 2014 was $148,846.

SRED funding

Subject to review and approval by the Canada Revenue Agency (CRA), the Income Tax Act (Canada) allows for certain research and development deductions, tax credits and/or refunds of eligible expenditures under the government’s Scientific Research and Experimental Development Program (“SRED”).

The Company received $202,757 (2010: $89,279; 2011: $113,479) from the Alberta government in April 2013 and $51,747 in October 2014 under the SRED program, which were recorded as a recovery of research and development expense in those respective fiscal years.

The Company has $2,410,400 as at October 31, 2014 of SRED expenditures available to be used in the future to reduce income for tax purposes.

STOCK-BASED COMPENSATION EXPENSES

Synodon granted 1,350,000 stock options during the year that ended October 31, 2014 of which 675,000 vested immediately and the balance vested in November 2014. A stock based compensation expense of $111,042 was recorded during fiscal 2014. In Q4-2014 the Company recorded a gain of $24,525 due to the adjustment of a non-material amount previously recorded for stock based compensation expense in Q3-2014. No stock options were granted during fiscal 2013.

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OFFICE, GENERAL AND ADMINISTRATIVE EXPENSE

Office, general and administrative expense increased by 38% to $396,561 in Q4-2014 (Q4-2013: $287,081) and by 18% to $1,452,033 in fiscal 2014 (2013: $1,234,343). The increase is primarily the result of an increase in wages, travel expense, insurance expense and other expenses offset by a decrease in legal and professional expenses. The table below outlines the key components that comprise office, general and administrative expense.

	Three Months Ended				Year Ended
	31-Oct-14%		31-Oct-13		31-Oct-14%		31-Oct-13%
Legal & professional fees	$41,758	11%	$53,633	19%	$170,078	12%	$234,543	19%
Insurance	$14,704	4%	$8,058	3%	$59,341	4%	$49,958	4%
Travel	$3,459	1%	$13,821	5%	$68,360	5%	$47,393	4%
Wages & benefits	$244,495	62%	$166,708	58%	$881,631	61%	$692,584	56%
Rent & utilities	$26,050	7%	$26,872	9%	$103,723	7%	$103,932	8%
Other	$66,095	17%	$17,989	6%	$168,900	12%	$105,933	9%
Total	$396,561	100%	$287,081	100%	$1,452,033	100%	$1,234,343	100%

Wages and benefits increased 47% to $244,495 in Q4-2014 (Q4-2013: $166,708) and 27% to $881,631 in fiscal 2014 (2013: $692,584) primarily as a result of the reallocation of employee salary from research and development, the hiring of new employees and costs associated with the increased volume of customer work.

Legal and professional fees decreased due to costs incurred in fiscal 2013 related to warrant exercises and SRED claims that were not incurred in fiscal 2014.

Insurance expense increased due to the increase in flight hours associated with the increase in customer surveys.

Travel costs increased to $68,360 in fiscal 2014 (2013: $47,393) for the crude oil detection demonstration, employee training and to the introduction of real time threat assessment in Q3-2014, which requires our personnel to be present for surveys. All associated travel costs for that service will be allocated to cost of sales in future.

Other expenses increased 267% to $66,095 in Q4-2014 (Q4-2013: $17,989) and 59% to $168,900 in fiscal 2014 (2013: $105,933) as a result of instrument maintenance costs, increased administrative work load and small increases in various other expense accounts, such as professional dues and subscriptions.

Total office, general and administrative expense for fiscal 2014 increased by 18% compared to fiscal 2013. Half of the increase was related to US based operational costs and half was related to Canadian based expenses in support of increased survey work load.

SALES & MARKETING EXPENSE

Sales and marketing expenses increased 17% to $147,656 in Q4-2014 (Q4-2013: $126,715) due to an increase in sales commissions and travel costs and were offset by decreases in product marketing costs (brand awareness) and investor relations spending.

Sales and marketing expenses decreased 2% to $671,121 for fiscal 2014 (2013: $681,807) due to decreases in product marketing costs and investor relations spending which were offset by increases in sales commissions and travel costs related to customer retention and acquisition.

	Three Months Ended				Year Ended
	31-Oct-14%		31-Oct-13		31-Oct-14%		31-Oct-13%
Product marketing costs	$15,613	11%	$25,268	20%	$121,852	18%	$204,841	30%
Travel	$21,300	14%	$5,413	4%	$106,444	16%	$80,807	12%
Wages & benefits	$86,642	59%	$57,626	45%	$292,031	44%	$239,014	35%
Investor relations	$24,101	16%	$38,408	30%	$150,794	22%	$157,145	23%
Total	$147,656	100%	$126,715	100%	$671,121	100%	$681,807	100%

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BAD DEBT EXPENSE

A bad debt expense of $266,306 was recorded in fiscal 2013 related to work performed in Q4-2012 for which payment has not yet been received. There were no bad debt expenses or allowance for doubtful accounts in fiscal 2014.

OTHER EXPENSE

Monetary assets and liabilities denominated in US dollars are exposed to fluctuations in the exchange rate between the US and Canadian dollars. Net monetary assets denominated in U.S. dollars as of October 31, 2014 were 10% less than in 2013. A 10% change in the U.S. dollar exchange rate would result in a currency translation change of approximately $51,000 (2013: $53,164).

Foreign exchange movements in Q4-2014 resulted in a gain of $67,581 (Q4-2013: $24,651) and a gain of $50,439 for fiscal 2014 (2013: $20,508). The increase was due to the increase in U.S. pipeline surveys assisted by an increase in the relative value of the U.S. dollar during 2014. The gain on foreign currency translations was offset by a provision for a late filing penalty levied by the IRS for $10,000 in fiscal 2013.

Balance Sheet

As at	31-Oct-14	31-Oct-13
Total assets	$1,708,214	$1,784,716
Total liabilities	$1,053,774	$514,633
Share capital	$10,984,266	$10,528,916
Warrants on issue of units	$34,449	$96,717
Foreign currency translation reserve	$71,448	$712
Contributed surplus	$7,462,205	$7,262,574
Deficit, at end of year	($17,897,928)	($16,618,836)

TOTAL ASSETS

Total assets decreased 4% to $1,708,214 at October 31, 2014 due to the continued use of cash for operations and a reduction in prepaid advertising from October 31, 2013 balances, offset by increases in accounts receivable, unbilled revenue, work in progress during Q4-2014 and an increase in equipment and intangible assets.

TOTAL LIABILITIES

Total liabilities increased 105% to $1,053,774 at October 31, 2014 due to increases in accounts payable, royalties payable and $174,547 that was billed in advance of completion of customer work.

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Capital Resources & Liquidity

The financial statements are prepared by management in accordance with IFRS on a going concern basis, which assumes that we will be able to continue to operate for the foreseeable future. However, the reader is advised to carefully read the section below on working capital as well as the section on risks related to our business in this document, with particular emphasis on the section dealing with additional financing. The reader is also advised to review the discussions of credit risk and liquidity risk in Note 14 of the accompanying financial statements.

The Company has incurred significant losses since incorporation and as at October 31, 2014, the Company had an accumulated deficit of $17,897,928 (October 31, 2013: $16,618,836). The Company’s ability to continue as a going concern is dependent on its ability to obtain additional financing and ultimately on its ability to achieve profitable operations. There can be no assurances that the Company will be able to secure additional financing or that it will become profitable on a consistent basis. These conditions result in a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

WORKING CAPITAL

Current assets decreased by 8% from $1,733,063 at October 31, 2013 to $1,597,269 at October 31, 2014 as a result of the use of cash in operations offset by increases in accounts receivable and unbilled revenue for work performed in Q4-2014.

Current liabilities increased by 100% from $514,633 at October 31, 2013 to $1,028,819 at October 31, 2014 as a result of an increase in accounts payable and accrued liabilities related to customer work performed in Q4-2014 and for billings in excess of earnings related to amounts billed in Q4-2014 prior to the work being performed.

The Company’s working capital position as at October 31, 2014 was $568,450. Subsequent to the fiscal year-end the Company agreed to minimum lease payments for its corporate offices of $565,553 and made commitments to procure parts and equipment totaling $2,040711. As of the date of this management’s discussion and analysis the Company does not have sufficient financial resources to meet its future obligations and commitments.

It is imperative that the Company find additional sources of capital in order to continue as a going concern.

CASH USED IN OPERATIONS

Cash used in operations amounted to $1,200,302 for the year ended October 31, 2014 compared to $1,837,457 for fiscal 2013 due to a 36% decrease in net loss from $2,003,903 in 2013 to $1,279,092. Charges to operations not requiring current cash payments decreased from $280,163 in fiscal 2013 to $195,256 in fiscal 2014 due to no bad debt expense in 2014 (2013: $266,306) offset by increases in other comprehensive loss from foreign operations and stock based compensation in the year ended October 31, 2014. Changes in non-cash working capital balances were $141,421 in the year ended October 31, 2014 compared to $113,717 in the year ended October 31, 2013 due to an increase in unbilled revenue offset by increases in billings in excess of revenues, and accounts payable and accrued liabilities. Based on signed multi-year customer contracts, a long term government liability was recorded in the year ended October 31, 2014 for future repayments of previously received research and development funding.

	31-Oct-14	31-Oct-13
Net loss for the year	($1,279,092)	($2,003,903)
Add charges to operations not requiring current cash payment	$195,256	$280,163
Changes in non-cash working capital balances related to operations	($141,421)	($113,717)
Long term government liability	$24,955	$0
Cash used in operating activities	($1,200,302)	($1,837,457)

CASH FLOWS

On July 15, 2014, the Company closed a private placement for aggregate gross proceeds of $460,275 consisting of 1,805,000 units at an issue price of $0.255 per unit. Each unit comprised one Class A common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Class A common share of Synodon at an exercise price of $0.375 per share until July 11, 2015. The Class A common shares and warrants issued were subject to a four-month statutory hold period that expired on November 12, 2014.

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In connection with the above private placement the Company paid finder’s fees totaling $2,550 and issued 10,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one Class A common share of Synodon at an exercise price of $0.255 per share until July 11, 2015.

On May 27, 2014, options were exercised to purchase 100,000 Class A common shares at $0.18 per share.

During fiscal 2014, 451,000 warrants were exercised resulting in proceeds of $67,650.

During fiscal 2013, 13,902,597 warrants were exercised at $0.15, 532,075 warrants were exercised at $0.21 and 250,000 warrants were exercised at $0.30 per share for total proceeds of $2,389,436.

On December 13, 2012 the Company completed a private placement of 3,000,000 units at a price of $0.10 per unit for aggregate gross proceeds of $300,000. The units were comprised of one Class A common share and one share purchase warrant. Each warrant entitled the holder to purchase one Class A common share of Synodon at an exercise price of $0.15 per share until December 13, 2013.

The Company received $202,757 (2010: $89,279; 2011: $113,479) from the Alberta government in April 2013 and $51,747 in October 2014 under the SRED program, which were recorded as a recovery of research and development expense in those respective fiscal years.

The Company has $2,410,400 as at October 31, 2014 of SRED expenditures available to be used in the future to reduce income for tax purposes.

OUTSTANDING SHARE DATA

As at February 27, 2015, there were 84,347,033 Class A common shares issued and outstanding as well as 3,500,000 options and 912,500 warrants.

SUBSEQUENT EVENTS

On December 2, 2014, 1,150,000 options previously granted at $0.60 expired.

On February 19, 2015, 325,000 options previously granted at $0.46 expired.

The Company committed to minimum lease payments on its office premises from February 1, 2015 to January 31, 2020 totaling $565,553. In addition to minimum lease payments, the lease requires payment of the Company’s proportionate share of operating costs for the premises, including real estate taxes and common area maintenance expenses.

The Company committed to contracts and purchase orders for the production of additional realSens™ equipment totaling $1,992,611. Of that amount, $988,644 is a firm commitment as of October 31, 2014, and the balance can be cancelled without penalty. In addition to these contracts, the Company committed to the purchase of other equipment totaling $48,100.

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Risks Related to our Business

Synodon is exposed to a number of risks and uncertainties as described below. These risks and uncertainties, together with all of the other information in this management’s discussion and analysis, and the accompanying financial statements, should be carefully considered. The list of risks and uncertainties described below are not the only risks the Company could face. The risks described below could materially and adversely affect our business, financial condition, results of operations and future prospects. Additional risks and uncertainties that we are unaware of, or that we currently view as not material, may also become important factors that could adversely affect our business.

LIQUIDITY

The Company requires a ready source of cash to meet its operating expenses, fund research and development and expand its business. As at the date of this MD&A the company had negative working capital and lacked sufficient cash to fund ongoing operations. The Company also has entered into future commitments that require funding in addition to operating expenses.

ADDITIONAL FINANCING

The Company requires additional financing to fund operations and remain a going concern. There can be no assurance that such financing will be available on reasonable terms, or at all. If additional financing is obtained it could entail material dilution of the Company’s equity. The assumption of debt, if available, involves additional risk to the Company and its equity. If additional financing is not available the Company may be required to curtail its activities and may not be able to continue in business. The current economic climate is an additional risk and may have an impact on the Company’s ability to raise capital.

NEGATIVE CASH FLOW AND ABSENCE OF PROFITS

The Company has incurred significant losses and, except for Q4-2014, has not been able to generate profits or positive cash flow. There are no assurances that the Company will earn profits or generate positive cash flow in the future. Without sustainable positive cash flow and profits there can be no assurances that the Company will be able to continue as a going concern and remain in business.

NEED TO ENHANCE MANAGEMENT SYSTEMS

The current lack of financial resources could put a strain on management systems and internal controls. In the event that the Company does obtain additional financing, and if the recent growth in revenue and work load continues, additional personnel and other resources may be required that could put further strain on management systems and internal controls. There can be no assurances that the Company will be able to effectively manage such growth. A failure of management systems or internal controls could have a material adverse effect the Company, its business, operating results, and financial condition.

CUSTOMER RETENTION

The Company anticipates multi-year contracts with existing and future customers. If securing such contracts is not possible, the Company, its business, operating results and financial condition could be materially and adversely affected.

CURRENCY RISK

A substantial portion of revenue during the prior fiscal year was generated in U.S. dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollars could have a material adverse effect. The Company does not currently engage in hedging activities to mitigate the potential effect of currency exchange fluctuations.

INTERNATIONAL SALES

Sales outside Canada represent a substantial portion of gross revenues. The expansion of international sales is a key component of the Company’s strategy and the lack of timely and cost effective international revenue growth could have a material adverse effect on its business, operating results, and financial condition.

DEPENDENCE ON KEY EMPLOYEES

Success depends on people and specifically on the retention of certain key executives and employees. Future success will be dependent on the Company’s ability to attract and retain qualified personnel to manage operations, generate revenue and continue with research and development of the realSens™ technology.

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FAILURE TO MANAGE GROWTH SUCCESSFULLY

Future growth will place additional demands on the Company’s financial, managerial and operations resources. If growth is not managed effectively it could have a material adverse effect on the Company’s financial condition and results of operations.

RELIANCE ON THIRD PARTIES

The Company relies on third parties to execute surveys, construct equipment, generate revenue and many other activities related to its business. In addition, the Company relies on its customers, who are also third parties, to pay for its services. Any default by a third party could have a material adverse effect on the Company, its business, operating results, and financial condition.

As at October 31, 2014, one customer accounted for 87% of the Company’s accounts receivable. This customer defaulted on an obligation in 2012 and the Company was forced to record a bad debt expense of $266,306 in 2013. Given the credit history of this customer, the reader is cautioned to consider credit risk associated with third parties when evaluating the Company’s financial statements and accounts receivable in particular.

LIMITED OPERATING HISTORY

Synodon was founded in August 2000 and has been focused on developing the realSens™ technology for most of its history. Commercial sales commenced in 2010 and accordingly there is only a limited operating history upon which to base an evaluation of the Company, its business and future prospects. Given the limited history of commercial revenue and the absence of regular cash flow or profit, the Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early stage businesses in new and rapidly evolving markets. There can be no assurance that Synodon will be successful.

INTELLECTUAL PROPERTY

Synodon has obtained seven patents from the Canadian, United States and European Union patent offices. These patents reduce the risk of intellectual property being copied or used by other third parties. However, continued success will depend, in part, on the Company’s ability to maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or having third parties circumvent its rights. The patent positions of technology companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurances that the Company will be able to develop additional proprietary products that are patentable, that any patents issued or licensed will provide a competitive advantage, that patents will not be challenged by third parties, or that the patents of others will not be able to circumvent the patents assigned or licensed to the Company. Furthermore, there can be no assurances that others will not independently develop similar products, duplicate our products or, if patents are issued and licensed to Synodon, design around the patented products.

The Company is currently unaware of any infringement or claims against any of the patents. As development continues the potential uses of our products may overlap with other products and, as a result, may increasingly become subject to claims of infringement. There can be no assurances that third parties will not assert infringement claims against the Company in the future or require a license for their intellectual property rights. There can also be no assurances that such licenses, if required, will be available on reasonable terms. If we do not obtain such licenses, the Company could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses are be prohibited. In addition, Synodon could incur substantial costs in defending itself in suits brought against it on patents it may infringe on, or in filing suits against others to have such patents declared invalid.

Synodon has know-how and technology that is not currently patented. To protect its rights, the Company requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurances, however, that these agreements will provide meaningful protection for trade secrets, know-how or other proprietary information in the event of unauthorized use or disclosure.

Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party’s proprietary rights. Substantial costs could be incurred if litigation is required to defend the Company, its patents or its rights and there can be no assurances that the Company could fund such litigation or prevail in any such action. An adverse outcome in litigation or in interference or other proceeding in a court or patent office could subject Synodon to significant liabilities, require disputed rights to be licensed from other parties or require that we cease using certain technology or products, any of which may have a material adverse effect on our business.

LITIGATION

Management is not aware of any current or pending litigation against the Company. Disputes that cannot be resolved may result in future litigation and such litigation may have a material adverse effect on the Company, its business, operating results, and financial condition.

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PRODUCT TESTING

A number of tests have demonstrated the ability of the Company’s realSens™ technology to remotely detect natural gas. No independent party has verified the efficacy or accuracy of such test results.

Financial Instruments

FAIR VALUE

IFRS requires that we disclose information about the fair value of our financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Synodon’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, billings in excess of earnings, long term government funding liability and unbilled revenue. We estimate that the fair value of these financial instruments approximate their carrying values due to the relatively short periods to maturity of these instruments. Additional financial instrument information is disclosed in note 14 of the audited financial statements for the year ended October 31, 2014, filed on SEDAR at www.sedar.com and incorporated herein by reference.

Changes in Accounting Policies and Estimates

NEW AND AMENDED STANDARDS AND INTERPRETATIONS

A.	Standards adopted

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments affect presentation only and have no impact on the Company’s financial position or performance.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure the fair value of financial and non-financial assets and liabilities when required or permitted by IFRS. These amendments affect presentation only and have no impact on the Company’s financial position or performance.

B.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (IFRS 9)

IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets (an impact the Company is currently assessing and the effect of which the Company cannot reasonably estimate at this time), but no impact on the classification and measurement of the Company’s financial liabilities.

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Amendments to IAS 1 – Financial Statement Presentation

IASB issued amendments to IAS 1, “Presentation of Financial Statements” to improve the consistency and clarity of items presented in other comprehensive income. The amendments require that items presented in other comprehensive income be grouped into two categories: i) items that may be reclassified into profit or loss at a future date, and ii) items that will never be reclassified into profit or loss. This amendment affects presentation only and has no impact on the Company’s financial position or performance.

These amendments become effective for annual periods beginning on or after January 1, 2014.

Revenue from Contracts with Customers (“IFRS 15”)

On May 28, 2014, the International Accounting Standards Board and the Financial Accounting Standards Board jointly issued IFRS 15 Revenue from Contracts with Customers. The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of this standard on its consolidated financial statements and cannot reasonably estimate the effect at this time.

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